UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 13, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Vassouras I ("Project") is an operational solar asset originally built and commissioned in August 2025. It was previously owned by Victory Hill Holdings S.A. ("Seller"). Energea Portfolio 2 LP ("Energea") is acquiring the rights to the Project.

The Project is a 5.0MW AC / 6.336MW DC ground mounted fixed tilt solar installation located at ROD. RJ-127, Rio de Janeiro, Brazil. It is installed on the premises owned by Hélio Ferreira de Mello Affonso and connected to the Light Serviços de Eletricidade S.A. ("Light"/"Utility").

The Company will invest a total of $4,794,582.00 USD with a projected IRR of 17.37% ($USD).

Key Information

General Information

Project Owner	Energea Portfolio 2 LP
Project Location	Vassouras, Rio de Janeiro, Brazil
Technology	Ground Mounted PV (fixed tilt)
System Size	5.0MW AC / 6.336MW DC
Estimated Annual Production	9,585 MWh
Coordinates	-22.447763° lat / -43.718833° lon
Project Status	Operational
Land Status	Rented
Commercial Operation Date ("COD")	August 5, 2025
Useful Equipment Life	25 years

Stakeholders

SPE	Energea Vassouras I LTDA
Offtaker	Consórcio II de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	JGSC Construcoes e Reformas em Geral LTDA ("JGSC")
O&M Contractor	Energea Brasil Operações LTDA
Land Owner	Hélio Ferreira de Mello Affonso
Asset Manager	Energea Portfolio 2 LP

Uses of Capital and Project Economics

	USD	BRL
Project Acquisition Costs	$4,526,510.00 USD	R$ 23,549,139.00
Project Hard Costs	$13,496.00 USD	R$ 70,225.00
Project Soft Costs	$2,330.00 USD	R$ 12,140.00
Additional Costs	$24,788.00	R$ 128,687.00
Developer Fee	$227,458.00 USD	R$ 1,177,457.00
Total Project Financing	$4,794,582.00 USD	R$ 24,937,648.00
Owner IRR	17.37%	19.80%

Technical Summary

Site

The Project is located on a 7-hectare portion on Fazenda Santa Luzia, a rural property in the municipality of Vassouras, State of Rio de Janeiro. The Fazenda Santa Luzia property has a total of 186.84 hectares, so the Project only occupies ~3.75% of the overall property. The property is registered under Real Estate Title No. 14.824 with the 2nd Real Estate Registry Office of Vassouras. Energea Geração de Projetos RJ Ltda secured the Project site through the Property Lease Agreement executed on November 17, 2021, with Hélio Ferreira de Mello Affonso and the Estate of Elza Ferreira de Mello Affonso. The lease has an initial term of 25 years from execution, with an option for Energea to extend the term for an additional 15 years. The agreement provided Energea with the rights to access, construct, operate and maintain the solar facility.

Vassouras is a municipality in the Centro-Sul Fluminense region of Rio de Janeiro State, approximately 116km from the city of Rio de Janeiro. The municipality has an estimated population of ~35,900 people with a 2023 GDP per capita of ~R$ 43,351.00. Historically, Vassouras was one of the principal centers of Brazil's 19th century coffee economy and remains closely associated with the historic Vale do Café region. Its preserved historic center, estates and cultural heritage have supported an established tourism sector, while the modern local economy is mainly comprised of agriculture & livestock, education, healthcare and other service industries. The growth of the University of Vassouras has contributed to the municipality's development as a regional center for higher education and healthcare. Local emergency and medical infrastructure includes the Hospital Universitário de Vassouras, which operates and maintains 24-hour emergency services as part of the Centro-Sul Fluminense regional emergency network. Overall, the Project is located in an established rural municipality with existing transportation, municipal, healthcare and emergency services infrastructure.

Design

Preliminary engineering and site assessments for the Project were completed during development by Ikaros Engineering and Consulting Ltda and Alexandria Indústria de Geradores S.A. They evaluated the site layout, solar resource evaluation, electrical configuration, equipment specifications, grounding and protection systems, drainage and civil works requirements, and grid connection. Environmental planning was also complete prior to construction through an Environmental Control and Waste Management Plan, which identified the Project area as predominantly existing pastureland with no observed erosion concerns. The Project's design was subsequently revised during construction, with the completed facility incorporating Risen Energy modules, Huawei technologies inverters and MTR/Arcol fixed-tilt ground mount racking.

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	Risen Energy RSM 132-8-660BMDG	9,600	A Tier 1 global solar module manufacturer founded in 1986 in Ningbo, China.
Inverters	Huawei Technologies SUN2000-215KTL-H3	25	A leading global technology company founded in 1987 in Shenzhen, China. Considered a Tier 1 manufacturer by BloombergNEF and S&P Global.
Racking	MTR / Arcol Estruturas (MTR Solar) Fixed Ground-Mount Structure
MTR Solar is a Brazilian manufacturer specializing in structural systems for ground-mounted solar plants. Manufactured using hot-dip galvanized structural steel and engineered in accordance with applicable Brazilian wind and structural standards.

CCTV	Cameras - Hikvision NVR - Intelbras	2 PTZ cameras, 6 internal dome cameras, and 7 external bullet cameras
Hikvision is a leading global manufacturer of video surveillance and security technology.

Intelbras is a Brazilian technology company founded in 1976 that specializes in the manufacturing of security and network solutions.

Energy Projection

Initial PVsyst energy projections for year 1 of operation for this Project were 9,724.4MWh. Based on historic actual production figures for the Project, it's projected to produce 9,585MWh during its 2nd year of operation. The Risen Energy modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience no more than 2% power loss in the first year of operation and an annual degradation rate of 0.45% thereafter over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Project is interconnected to the distribution network owned and operated by Light at 25kV, with an approved and contracted export capacity of 5.0MW AC. The original interconnection approval was established through the Parecer de Acesso DDE No. 03/2021 issued by Light on January 15, 2021, which approved the 5MW connection to Light's São Roque/Centenário distribution system. The access opinion identified approximately 1.9km of medium-voltage distribution system improvements required to accommodate the project, with an estimated cost of R$ 381,277.00. The cost of the upgrade is absorbed by Light, and no financial contribution by the owner is necessary.

The Project's contractual access to Light's distribution system was established through a Distribution System Usage Agreement ("CUSD") and a Regulated Energy Purchase Agreement ("CCER") which were originally executed by Ikaros Engenharia e Consultoria Ltda. The CUSD confirms a 5,000kW contracted demand at 25kV and installation code 430248978. In August 2022, Ikaros entered into an assignment agreement with Energea under which the Project's interconnection rights will be transferred once the Project is energized and Light approves.

The interconnection engineering was updated to reflect the final configuration in December of 2023, including the use of Risen Energy modules and Huawei inverters. The final design incorporates an 800V low-voltage collection system feeding four coupling transformers which step the plant output up to the utility distribution voltage together with the required metering and protection systems. During the final interconnection process, Energea engaged Ecogrid Eco Energy Ltda as a specialized interconnection consultant to coordinate directly with Light, including utility submissions and technical reviews, protection and selectivity approvals, entrance-cabin approval, distributed generation project approval and ongoing coordination through the completion of the utility interconnection process. The Project was inspected by LIGHT and received permission to operate on August 5, 2025.

Permitting

The Project's outstanding permitting matters are described below and in the HSEC section.

HSEC Related Permits

Permit	Description	Status
Tree Removal Permit	An environmental authorization required when a project involves the removal or clearing of native vegetation.	Complete
Environmental License / Environmental Exemption Declaration	Municipal environmental authority declaration confirming that the Projects are exempt from environmental licensing requirements	In Progress
Fire Department Certificate / Exemption Declaration	Municipal Fire Department declaration confirming that the Projects are exempt from fire safety permitting requirements	In Progress

Operations & Maintenance ("O&M")

Energea Brasil Operações LTDA has been selected as the O&M service provider for the Project. They have a Rio de Janeiro based solar O&M team comprised of experienced electricians along with the latest technology and tools which allow them to provide the highest level of service to the Project. Their field teams are supported by the office staff who will provide 24/7 monitoring, performance verification and general support for all asset management requirements. The O&M Contract includes monitoring, reporting, module cleaning, landscaping, preventative maintenance, emergency/corrective maintenance and technical calculations.

Energea maintains a strategic reserve of critical spare parts for each solar asset based on size, component profile and proximity to O&M service providers. This proactive inventory management approach is designed to minimize system downtime and ensure faster restoration of production capacity by allowing same day replacement of failed components during corrective maintenance visits.

Health, Safety, Environmental and Community ("HSEC")

Vassouras Solar Plant is located near a public highway and the vulnerable community of "Toca dos Leões." Although Vassouras is generally considered a low-violence municipality, the site has a material property-theft exposure, with four reported cable-theft intrusions during operations and an additional major theft of a container and equipment during construction.

No organized crime or militia activity targeting the Project was identified. However, local stakeholders reported that property theft remains relatively frequent in the region, supporting the continued maintenance of 24/7 on-site security. Further security enhancements are recommended, particularly to ensure full CCTV operability and adequate perimeter lighting, especially in low-visibility areas.

From an environmental perspective, the Project is considered largely compliant, subject to two outstanding matters: (i) the plant is currently operating without an Operational License, although the application has already been submitted and remains pending before the environmental authority; and (ii) the obligation to donate 600 native seedlings remains outstanding. Energea's environmental consultant is actively supporting the regularization of these matters and has already contacted the Environmental Authority to coordinate the fulfillment of the seedling donation obligation.

In addition, an environmental assessment conducted by Energea's environmental consultant found no apparent interference with watercourses, protected areas, conservation units, mining rights, indigenous lands, or quilombola communities, based on the spatial plant review performed.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers Due Diligence

Category	Documents
Corporate	Company registration documents; Insurance Policies; Operating License and applicable permits
Financial	Income Tax Return; Balance Sheet; Cash Flow Statement; Tax Status Report
Experience & Qualifications	Service Provider Portfolio (location, capacity and stage); Technical responsibility and experience certificates; Commercial references; Technical/Regulatory Compliance Certificates, if applicable
Personnel	Field employee registration records; Occupational Health Certificates
Certificates	Municipal, State and Federal Tax Clearance Certificates; Social Security/FGTS Compliance Certificate; Labor Debt Clearance Certificate
Safety	PPE issuance records; Occupational Health Program; Risk Management Program; Safety Training Certificates

Employees

The Project and Owner place health and safety at the core of their operations, implementing a range of measures to mitigate the risk of accidents or incidents during the execution of works. The actions outlined in the table below are specifically designed to protect our O&M employees while performing their duties on-site.

Health and Safety Summary

Safety Measure	Description
Risk Inventory	Tool to identify, eliminate, and/or mitigate risks for all O&M activities.
Emergency Response Plan	Procedures to respond effectively to emergencies and minimize risks to personnel, assets and the environment.
Occupational Health Medical Control Program	Medical examinations (pre-employment and periodic) to evaluate employee fitness for field activities.
Personal Protective Equipment (PPE)	Equipment to protect workers against occupational hazards.
Safety Barriers	Physical barriers installed in Energea's SPEs to isolate risk areas and prevent unauthorized access.
Safety Signage	Mandatory signage installed in the plant:
Mandatory use of PPE
Risk of electric shock
Fire extinguisher
Speed Limit
Construction zone
No smoking
Emergency evacuation meeting point
Courses and Training	O&M safety trainings in compliance with Brazilian standards:
NR 10 - Electrical safety
NR 10 + SEP - High-voltage systems
NR 6 - Use of PPE
NR 12 - Machinery operation safety
NR 18 - Construction site safety
NR 23 - Firefighting Protection

Insurance

The Project is insured under a comprehensive insurance framework consistent with Energea's portfolio-wide risk management standards, including engineering (machinery breakdown and business interruption) insurance, business interruption and general liability insurance. The same policy covers all Projects in the portfolio and includes standard risk extensions such as professional fees, debris removal, expediting expenses, theft, and power surge events. Deductibles apply on a per-claim, per-site basis. The policy term is annual and renewable, providing ongoing protection during operations.

Engineering / Machinery Breakdown Insurance
The Project benefits from an annual engineering insurance policy that provides coverage for physical damage to solar and related energy infrastructure, including mechanical and electrical components.

Business Interruption
The policy also includes coverage for loss of profits/business interruption arising from insured damage, subject to a defined indemnity period.

General Liability Insurance
The Project is further covered by an annual general liability policy providing protection against third-party claims arising from the development, ownership, and operation of the Project. Coverage includes public liability, employers' liability, and associated legal defense costs, subject to defined limits of indemnity and deductibles. The policy includes standard extensions such as cross-liability, contractors' liability, sudden and accidental pollution, and liability arising from subcontracted activities or joint ventures. The policy is written on a claims-made basis and applies on a primary basis, with territorial limits aligned to the Company's operating footprint.

Together, these policies provide a robust insurance structure addressing both asset-level operational risks and third-party liability exposure, consistent with market standards for distributed solar and energy infrastructure projects and aligned with Energea's portfolio-level risk mitigation approach.

Financial Summary

The nominal after-tax IRR of Vassouras I's sponsor equity investors is projected to be 17.37% with an estimated payback of 6 years, 4 months and 11 days. The income statement, cash flow statement and balance sheet up until 2035 (shown annually) are presented in Exhibit 1.

Capital Expenses ("CAPEX")

CAPEX assumptions are set as seen in the table below.

Capital Expenditures Assumptions

	US Dollars (USD)	$/Wdc (USD)
Acquisition Costs	$4,526,510.00	$0.7144

Project Hard Costs	$13,496.00	$0.0021

Project Soft Costs	$2,330.00	$0.0004

Developer Fee	$227,458.00	$0.0359

Total CAPEX	$4,769,794.00	$0.7528

Revenue & Offtaker

The Project's revenue is generated through a long-term Equipment Rental Agreement between Energea Vassouras I Ltda and Consórcio II de Geração Compartilhada de Energia Elétrica Energea. Under the agreement, Energea retains ownership and operational control of the Project while leasing the generating equipment to the Consortium, which uses the electricity generated to provide renewable energy credits to participating consumer units under Brazil's distributed-generation framework. The agreement has a 25-year term from the Operational Date, with the ability to extend by mutual agreement. The initial rental payment is R$ 576,416.36/month starting at the Commercial Operation Date and adjusted annually based on changes in the local utility's applicable energy tariff.

Rather than relying on a single traditional corporate Offtaker, the Project operates under a shared-generation consortium structure. The Consortium serves as Energea's contractual lessee and is responsible for allocating the generation to participating low-voltage class B consumer accounts who receive the associated energy credits on their monthly utility bills. The Consortium is responsible for maintaining the necessary utility contracts, paying applicable utility charges, and paying the monthly equipment rental to Energea.

Operating Expenses ("OPEX")

The model assumes the Operating Expenses described within the "Operations & Maintenance" section, with its values priced as seen in the table below. Fixed operating prices, except entity expenses, are re-adjusted by IPCA annually, which is currently assumed at a 5% annual rate of change.

Operating Expenses Assumptions

Description	Cost per Month
Operations & Maintenance	R$ 48,250.00 / month
Security	R$ 28,500.00 / month
Modules Cleaning	R$ 14,000.00 / year
Land Rental	R$ 11,179.35 / month
Insurance	R$ 90,000.00 / year
Utilities	R$ 1,000.00 / month
Banking Fees	R$ 200.00 / month
Credit Management Software	4% of gross revenue
Entity Expenses	R$ 400.00 / month
Marketing Channels Commission	5.00% of contracted rate

Taxes

Tax Assumptions

Applied Taxes
Total Rental Revenue (net of consortium expenses)		R$ 72,597,940.00
Total Service Revenue (net)		R$ 2,523,929.18
Total Gross Revenue		R$ 75,121,869.18

Presumed profit Taxable Income (35.2%)		R$ 26,442,897.95

Taxes	Base Rate	Application	$BRL Amount Calculated	Effective Rate on Gross Rev
PIS&COFINS	7.00%	% of Gross Revenue	R$ 5,258,530.84	7.00%
ISS	5.00%	% of positive monthly Service Revenue	R$ 215,209.22	0.29%
ICMS**	32.00%	% of Sales Revenue	R$ 0.00	0.00%
IRPJ	15.00% + 10.00%	% of Taxable Income; additional 10% above R$20,000/month	R$ 6,382,724.49	8.50%
CSLL	9.00%	% of Taxable Income	R$ 2,379,860.82	3.17%
Total Taxes			R$ 14,236,325.36	18.95%
*All displayed values are sourced from Exhibit 1, in BRL, and are projected for 2026-2035
**ICMS is not charged, as these Projects do not sell power, only rent the power plant to the Consortium of Subscribers

Legal Summary

Each of the contracts that comprise the Project has been reviewed by the Manager. This section specifically comments on the review of the following contracts:

  SPE Social Contract
  Purchase Agreement
  Property Lease Agreement
  Equipment Rental Agreement
  Operations and Maintenance Agreement

SPE Social Contract

Corporate Name	Energea Vassouras I Ltda.
Incorporation Date	30/07/2021
CNPJ	42.930.847/0001-15
Address	Est. RJ 127, 6300, Zona Rural, Vassouras/RJ
Structure	Brazilian Limited Liability Company
Quotaholder	Energea Portfolio 2 LP
Management	Mike Silvestrini Isabella Vieira Mendonça

Purchase Agreement

Contract	Quota Purchase Agreement
Date	September 1st, 2026
Parties	Victory Hill Holdings Brasil S.A. as Seller Energea Portfolio 2 LP as Purchaser
Object	Acquisition of all the rights, title and interest of Seller in and to the quotas of Energea Vassouras I Ltda., free and clear of any and all liens and encumbrances
Purchase Price	R$ 21,689,996.14

Property Lease Agreement

Contract	Ground Lease Agreement
Lessor	Hélio Ferreira de Mello Affonso and the Estate of Elza Ferreira de Mello Affonso
Lessee	Energea Geração de Projetos RJ Ltda.
Lease Execution Date	November 17, 2021
Site	Fazenda Santa Luzia, Vassouras, Rio de Janeiro, Brazil
Total Parcel Area	186.8 hectares
Leased Area	7 hectares
Lease Term	25 years
Lease Extension	Additional 15 years at Energea's option, with at least 6 months written notice
Property Registration	Real Estate Title No. 14.824, 2nd Real Estate Registry Office of Vassouras
INCRA Registration	519.065.011.908-0
Base Rent	R$ 0.15/m²/month - R$ 10,500.00 per month
Rent Escalation	Annually by IPCA; IGPM applies if IPCA ceases and no statutory replacement exists
Decommissioning	Lessee is required to return the leased area to the lessor in substantially the same condition in which it was received, ordinary wear and tear excepted, and repair any damage caused by the project.
Assignment	Lessee may assign or transfer some or all of its interest in the lease without the Lessor's prior consent. Lessor cannot assign the lease or any interest in it without Energea's prior written consent.

Offtaker Agreements

Contract	Equipment Rental Agreement
Lessor	Energea Vassouras I Ltda.
Lessee	Consórcio II de Geração Compartilhada de Energia Elétrica Energea (CNPJ 41.264.373/0001-57)
Agreement Date	May 1, 2025
Object	Rental of the Vassouras photovoltaic plant (6.26 MWp) in Vassouras/RJ. The Lessee's consumer units receive distributed-generation energy credits under Law 14.300/2022.
Term	25 years from the Initial Operation Date.
Initial Rental Payment	R$576,416.36/month.
Payment Terms	Invoice by the 5th business day of each month; payment by the 10th business day. Late payment carries a 2% fine, 1% monthly interest pro rata die, and IPCA adjustment.
Rent Escalation	Annually, on the date ANEEL publishes the local utility's tariff review. The index is "Energy Inflation": the year-on-year ratio of the B3 conventional tariff.
Governing Law	Brazilian law. FIESP arbitration seated in Rio de Janeiro. Central Forum of Rio de Janeiro for interim and enforcement measures. The English version prevails.
Contract	Operation & Maintenance Service Agreement
Parties	Energea Vassouras I Ltda. as Contractor; Consórcio II de Geração Compartilhada de Energia Elétrica Energea as Company
Date	May 1, 2025
Object	O&M services for the Vassouras I plant.
Term	25 years
Extension	May be extended through a mutually executed amendment signed at least 30 days before expiration.
Price
VSm = NRev - EQm, where NRev = GRev - (TUSD + Dm + Bfee + SCom + OEx) and GRev = TCm × (1 - DESC) × CEm. Start from the consortium's gross revenue from members: the weighted-average compensated tariff (including ICMS, PIS and COFINS) × (1 - the weighted-average member discount) × compensated energy. Deduct the plant's TUSD bill, member payment defaults, bank fees, sales commissions and other consortium expenses for the project. Then deduct the rent. The fee is therefore the consortium's entire residual net revenue from the project.

Payment Terms	Invoice by the 5th business day of the following month; payment within 5 business days of receipt. Late payment carries a 2% fine, 1% monthly interest and IPCA.
Minimum Generation and Minimum Consumption	None.
Governing Law	Brazilian law. FIESP arbitration seated in Rio de Janeiro. The English version prevails.

Operations and Maintenance Service Agreements

Contract	Agreement for the provision of Operation and Maintenance Services
Parties	Energea Vassouras I Ltda. as Owner Energea Brasil Operações Ltda. as Contractor
Date	February 19, 2026
Object
Provision of full-scope O&M: 24/7 remote monitoring, preventive and corrective maintenance, module cleaning, security, landscaping and erosion control, spare parts management, enforcement of equipment warranties, HSES compliance, and monthly and annual reporting. The Contractor stays fully liable for its subcontractors.

Term	36 months
Price	BRL 34,812.43/month, fixed and all-inclusive. Spare parts are reimbursed at cost after the Owner approves one of three quotes.
Payment Terms
Due on the 1st day of the month in which services are performed, so in advance. No payment is due unless the Contractor has met all its obligations. Late payment carries a 2% fine and 1% monthly interest pro rata die. Payments are withheld while labor and social security compliance documents are outstanding.

Performance Standards
Response times: 4 hours if more than 50% of the plant is down (over 2,835 kW), 8 hours for 11-50%, 24 hours for under 11%, and 1 hour for fire or intrusion. There is no availability or performance guarantee and no liquidated damages

Insurance	Accident and civil liability: R$5,000,000 each. Vehicles: R$500,000. Labor and workers' compensation: R$3,000,000.
Governing Law	Brazilian law. Courts of the City of São Paulo/SP. The English version prevails.

Documentation Checklist

	Document Name	Status
SPE	Social Contract	Confirmed
	National Registration	Confirmed
	State and Municipal Registration	Confirmed
	Purchase and Sale Agreement	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documentation	Confirmed
	Property Lease Agreement	Confirmed
	Blocking Mining Rights	Confirmed
	Site Polygonal	Confirmed
Design and Application	Energy Resource Study	Confirmed
Interconnection	Parecer de Acesso	Confirmed
	CUSD	Confirmed
	CCER	Confirmed
Permit	Firefighter Permit (AVCB)	Confirmed
	Tree Removal Permit	Confirmed
	Earthworks Permit	Confirmed
	Environmental License	Confirmed
	Installation License (LI)	Confirmed
	Operational License (LO)	Confirmed
Offtaker	Revenue Agreement	Confirmed
O&M	O&M Agreement	Confirmed
Investment	Project Model	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Vassouras I Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: October 13, 2026

Exhibit 1 - FORCASTED FINANCIAL STATEMENTS

ENERGEA VASSOURAS LTDA
CONSOLIDATED BALANCE SHEETS

					December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	R$ 315,753	R$ 330,171	R$ 345,210	R$ 360,898	R$ 377,261	R$ 394,330	R$ 412,133	R$ 430,703	R$ 450,072	R$ 470,274
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	315,753	330,171	345,210	360,898	377,261	394,330	412,133	430,703	450,072	470,274
Property and equipment	22,949,818	24,808,961	24,808,961	24,808,961	24,808,961	24,808,961	24,808,961	24,808,961	24,808,961	24,808,961
Depreciation	(389,910)	(1,338,403)	(2,330,276)	(3,322,149)	(4,314,022)	(5,305,894)	(6,297,767)	(7,289,640)	(8,281,513)	(9,273,386)
Tax credits	3,890	3,890	3,890	3,890	3,890	3,890	3,890	3,890	3,890	3,890
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	R$ 22,879,551	R$ 23,804,619	R$ 22,827,785	R$ 21,851,600	R$ 20,876,091	R$ 19,901,286	R$ 18,927,217	R$ 17,953,914	R$ 16,981,410	R$ 16,009,740

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	0	0	0	0	0	0	0	0	0	0

Stockholders' equity:
Additional paid-in capital	23,118,938	24,978,080	24,978,080	24,978,080	24,978,080	24,978,080	24,978,080	24,978,080	24,978,080	24,978,080
Retained earnings	(239,387)	(1,173,462)	(2,150,295)	(3,126,480)	(4,101,990)	(5,076,794)	(6,050,864)	(7,024,167)	(7,996,671)	(8,968,341)
Total stockholders' equity	22,879,551	23,804,619	22,827,785	21,851,600	20,876,091	19,901,286	18,927,217	17,953,914	16,981,410	16,009,740
Total liabilities and stockholders' equity	R$ 22,879,551	R$ 23,804,619	R$ 22,827,785	R$ 21,851,600	R$ 20,876,091	R$ 19,901,286	R$ 18,927,217	R$ 17,953,914	R$ 16,981,410	R$ 16,009,740

ENERGEA VASSOURAS LTDA
CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	R$ 1,720,407	R$ 6,454,028	R$ 6,738,704	R$ 7,035,913	R$ 7,346,204	R$ 7,670,152	R$ 8,008,358	R$ 8,361,446	R$ 8,730,071	R$ 9,114,914
Taxes on revenue:
PIS / COFINS	120,428	451,782	471,709	492,514	514,234	536,911	560,585	585,301	611,105	638,044
ISS	0	0	0	0	0	0	0	0	0	0
Total taxes on revenue	120,428	451,782	471,709	492,514	514,234	536,911	560,585	585,301	611,105	638,044
Net revenue	1,599,979	6,002,246	6,266,995	6,543,399	6,831,970	7,133,242	7,447,773	7,776,145	8,118,966	8,476,870
Costs and expenses:
Operations and maintenance	207,049	425,780	447,069	469,422	492,894	517,538	543,415	570,586	599,115	629,071
Security	28,500	0	0	0	0	0	0	0	0	0
Module cleaning	14,000	14,700	15,435	16,207	17,017	17,868	18,761	19,699	20,684	21,719
Land or roof rental	54,975	136,388	143,207	150,368	157,886	165,781	174,070	182,773	191,912	201,507
Insurance	90,936	94,500	99,225	104,186	109,396	114,865	120,609	126,639	132,971	139,620
Utilities	4,707	12,200	12,810	13,451	14,123	14,829	15,571	16,349	17,167	18,025
Credit management	80,689	258,161	269,548	281,437	293,848	306,806	320,334	334,458	349,203	364,597
Banking fees	935	2,573	2,701	2,836	2,978	3,127	3,283	3,447	3,620	3,801
Legal expenses	4,653	0	0	0	0	0	0	0	0	0
Operational management fees	162,829	613,133	640,177	668,412	697,889	728,664	760,794	794,337	829,357	865,917
Entity expenses	1,963	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800	4,800
Monthly service cost	4,037	0	0	0	0	0	0	0	0	0
Total costs and expenses	655,273	1,562,234	1,634,973	1,711,118	1,790,831	1,874,279	1,961,637	2,053,089	2,148,828	2,249,056
Income from operations	944,706	4,440,012	4,632,022	4,832,281	5,041,139	5,258,963	5,486,136	5,723,055	5,970,137	6,227,814
Interest and other income (expense), net	7	0	0	0	0	0	0	0	0	0
Depreciation and amortization	(389,910)	(948,493)	(991,873)	(991,873)	(991,873)	(991,873)	(991,873)	(991,873)	(991,873)	(991,873)
Income before provision for income taxes	554,802	3,491,519	3,640,149	3,840,408	4,049,266	4,267,090	4,494,263	4,731,183	4,978,265	5,235,942
Provision for income taxes	197,898	748,418	782,488	818,058	855,194	893,964	934,440	976,698	1,020,815	1,066,873
Net income	R$ 356,904	R$ 2,743,101	R$ 2,857,661	R$ 3,022,350	R$ 3,194,072	R$ 3,373,126	R$ 3,559,823	R$ 3,754,485	R$ 3,957,450	R$ 4,169,069

ENERGEA VASSOURAS LTDA
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	R$ 356,904	R$ 2,743,101	R$ 2,857,661	R$ 3,022,350	R$ 3,194,072	R$ 3,373,126	R$ 3,559,823	R$ 3,754,485	R$ 3,957,450	R$ 4,169,069
Adjustments in net income:
Depreciation and amortization	389,910	948,493	991,873	991,873	991,873	991,873	991,873	991,873	991,873	991,873
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	(159)	0	0	0	0	0	0	0	0	0
Other liabilities	(3,731)	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	742,924	3,691,594	3,849,534	4,014,223	4,185,945	4,364,999	4,551,695	4,746,358	4,949,323	5,160,941
Cash flows from investing activities
Purchases of property and equipment, net	(22,949,818)	(1,859,143)	0	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(22,949,818)	(1,859,143)	0	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	0	0	0	0	0	0	0	0	0	0
Issuance (reduction) of equity capital	23,118,938	1,859,143	0	0	0	0	0	0	0	0
Distributions paid to investors	(596,291)	(3,677,176)	(3,834,495)	(3,998,535)	(4,169,581)	(4,347,931)	(4,533,892)	(4,727,788)	(4,929,954)	(5,140,739)
Net cash used in financing activities	22,522,647	(1,818,033)	(3,834,495)	(3,998,535)	(4,169,581)	(4,347,931)	(4,533,892)	(4,727,788)	(4,929,954)	(5,140,739)

Net increase (decrease) in cash	315,753	14,418	15,039	15,688	16,363	17,068	17,803	18,570	19,369	20,202
Cash at beginning of the period	0	315,753	330,171	345,210	360,898	377,261	394,330	412,133	430,703	450,072
Cash at end of the period	R$ 315,753	R$ 330,171	R$ 345,210	R$ 360,898	R$ 377,261	R$ 394,330	R$ 412,133	R$ 430,703	R$ 450,072	R$ 470,274